UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                 to

Commission File No. 000-31127

A.Full title of the plan and the address of the plan, if different from that of the issuer named below: SPARTANNASH COMPANY SAVINGS PLUS PLAN

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: SPARTANNASH COMPANY, 850 76th STREET, S.W., GRAND RAPIDS, MICHIGAN 49518-8700

REQUIRED INFORMATION

The following financial statements and schedule are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits

  as of December 31, 2019 and 2018

Statements of Changes in Net Assets Available for Benefits for the years ended

  December 31, 2019 and 2018

Notes to Financial Statements

Supplemental Schedule as of December 31, 2019

EXHIBITS

The following exhibits are filed as part of this report:

23	Consent of Independent Registered Public Accounting Firm

99.1	Performance Table

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

SPARTANNASH COMPANY
SAVINGS PLUS PLAN

Dated:	May 29, 2020	By:	SPARTANNASH COMPANY
Plan Administrator

		By:	/s/ Mark E. Shamber
Mark E. Shamber
Chief Financial Officer
(Principal Financial Officer)

SpartanNash Company

Savings Plus Plan

Financial Statements

and

Supplementary Information

For the Years Ended

December 31, 2019 and 2018

SpartanNash Company Savings Plus Plan

TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements for the Years Ended December 31, 2019 and 2018

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-14

Supplementary Information as of December 31, 2019

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

SpartanNash Company Savings Plus Plan

850 76th Street

Grand Rapids, Michigan 49518

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SpartanNash Company Savings Plus Plan (the “Plan”) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to SpartanNash Company Savings Plus Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying December 31, 2019 supplemental schedule of assets (held at end of year) has been subjected to audit procedures performed in conjunction with the audit of the 2019 SpartanNash Company Savings Plus Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC
REHMANN ROBSON LLC

We have served as SpartanNash Company Savings Plus Plan’s independent auditor since 2005.

Grand Rapids, Michigan

May 29, 2020

SpartanNash Company Savings Plus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2019	2018
ASSETS
Investments at fair value
Plan interest in SpartanNash Company Savings Plus Master Trust	$537,823,829	$456,470,376

Receivables
Merger of Martin's Super Markets, Inc. 401(k) Plan	47,398,260	-
Notes receivable from participants (held in SpartanNash Company
Savings Plus Master Trust)	7,412,259	6,844,376
Total receivables	54,810,519	6,844,376

Total assets	592,634,348	463,314,752

LIABILITIES
Excess contributions payable (equal to total liabilities)	-	411,522

Net assets available for benefits	$592,634,348	$462,903,230

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2019	2018
Additions to net assets attributed to
Contributions
Participants	$22,510,542	$21,474,895
Employer	10,924,246	7,216,989
Rollover	9,600,462	930,565

Total contributions	43,035,250	29,622,449

Investment income (loss)
Net appreciation (depreciation) in aggregate fair value of investment in SpartanNash Company Savings Plus Master Trust	86,666,932	(37,474,227)
Dividends and interest	13,352,821	12,973,938

Total investment income (loss)	100,019,753	(24,500,289)

Interest income – notes receivable from participants	462,610	415,826

Total additions	143,517,613	5,537,986

Deductions from net assets attributed to
Benefits paid to participants	60,259,856	46,477,635
Administrative expenses	917,049	932,867

Total deductions	61,176,905	47,410,502

Net increase (decrease) before Plan merger and transfers	82,340,708	(41,872,516)

Merger of Martin's Super Markets, Inc. 401(k) Plan	47,398,260	-
Net transfers to union plan	(7,850)	(5,530)

Net increase (decrease)	129,731,118	(41,878,046)

Net assets available for benefits
Beginning of year	462,903,230	504,781,276

End of year	$592,634,348	$462,903,230

The accompanying notes are an integral part of these financial statements.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the SpartanNash Company Savings Plus Plan, (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Description of the Plan

General

The Plan is a defined contribution plan covering all non-union associates of SpartanNash Company (the “Plan Sponsor” or “Company”) as well as union associates of Military Distributors of Virginia (“MDV”), a division of SpartanNash, at the Landover, Maryland; Norfolk, Virginia; and Columbus, Georgia distribution facilities. Associates are eligible to participate in the Plan and make a deferral on the first date of entry after the participant completes six months of service and attains age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On December 31, 2018, the Plan Sponsor acquired all of the equity of Martin’s Super Markets, Inc. (“Martin’s”), resulting in associates formerly employed by Martin’s becoming associates of the Company. The Plan Sponsor has amended the Plan to allow these associates to become eligible to participate in the Plan. The Martin’s Super Markets, Inc. 401(k) Plan, a tax-qualified 401(k) savings plan, was merged into the SpartanNash Company Savings Plus Plan at the close of business on December 31, 2019, and its assets were received by the Plan in January 2020. The fair value of these assets as of December 31, 2019 of $47,398,260 is reflected as a receivable in the statement of net assets available for benefits at that date. These financial statements do not include any of the activity of the Martin’s Super Markets, Inc. 401(k) Plan prior to the merger.

Risks and Economic Uncertainties

The Plan invests in common stock of the Plan Sponsor, a stable value common collective trust, common collective trusts, common stocks, and mutual funds with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

On March 11, 2020, the World Health Organization characterized coronavirus (COVID-19) as a pandemic, and on March 13, the President of the United States declared a national emergency relating to the disease. In addition to the President’s declaration, state and local authorities have recommended social distancing and have imposed quarantine and isolation measures on large portions of the population, including mandatory business closures. These measures are designed to protect the overall public health, however are expected to have material adverse impacts on domestic and foreign economies and may result in the United States entering a period of recession.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

As a result of COVID-19, there has been heightened market risk and volatility associated with the pandemic, and this could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits, as mentioned above. Because of the uncertainty of the markets during this time, Plan management is unable to estimate the total impact the pandemic will have.

Contributions

Participants may contribute up to 75% of annual compensation as tax-deferred contributions, up to the maximum allowed by the Internal Revenue Code (“IRC”). Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants can also contribute amounts representing distributions (“rollovers”) from other qualified defined benefit or defined contribution plans. The 2018 Company contribution to each qualified participant’s account was 50% of the first 6% of eligible compensation deferred by the participant, except no matching contributions were made for catch-up contributions. For 2019, the Company made a safe harbor matching contribution to each qualified participant’s account to be equal to 100% of the first 3% of eligible compensation deferred by the participant and 50% of the next 2% of eligible compensation deferred.

The Company may also elect to make a discretionary profit sharing contribution to the Plan for eligible participants. Associates are eligible to receive discretionary profit sharing contributions on the first date of entry (January 1 or July 1) after the participant completes one year of service, with 1,000 hours, and attains age 21. The profit sharing contribution is subject to the Company’s fiscal year end results and approval by management after Plan year end. No profit sharing contributions were made for 2019 or 2018. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Contributions received from participants for 2018 are net of payments of $411,522 made in 2019 to certain active participants to return excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. This amount was recognized in the Plan’s statements of net assets available for benefits as “excess contributions payable” at December 31, 2018. There were no excess contributions for the 2019 plan year due to the establishment of the safe harbor matching contribution.

Investment Options

Participants direct the investment of contributions into various investment options offered by the Plan through the SpartanNash Company Savings Plus Master Trust (the “Master Trust”) (Note 2). The Plan offers mutual funds, common collective trusts, and a stable value common collective trust. In addition, the Plan allows each participant to create a self-directed brokerage account in which the participant can choose from a variety of investments allowed by ERISA. Effective December 31, 2014, the Plan no longer offers the common stock of the Plan Sponsor as an investment option for future contribution elections, however, participants may continue to hold existing shares in their accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching and discretionary profit sharing contributions, when made, Plan earnings or

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. Participants who initiate a loan or benefit payment are charged a fee for that transaction. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Effective January 1, 2019, Company safe harbor contributions will be immediately 100% vested and nonforfeitable. If a participant has a termination of employment before normal retirement age for a reason other than total disability or death, the participant’s vested percentage in all other matching and discretionary profit sharing contribution accounts is based upon years of vested service. A participant is 100% vested after five years of credited service.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000, up to a maximum of 50% of the participant’s vested account. Additionally, to be non-taxable, the loan cannot exceed $50,000; reduced by the participant’s highest outstanding loan balance during the 12-month period immediately preceding the loan issuance date. The terms for new loans from participants generally range from one to five years, or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at annual rates ranging from 4.25% to 10.25%, which are commensurate with local prevailing rates as determined by the Plan administrator at the time of the issuance of the loan. Loans from participants that are transferred into the Plan continue under their original terms through final payoff. Principal and interest are reimbursed ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant, or his or her beneficiary, receives a lump sum amount equal to the value of the participant’s account or installment payments as defined by the Plan agreement. All participant accounts less than $5,000 in value as of the last date of employment require a lump-sum distribution; all participants with vested accounts equal to or greater than $5,000 have the option for distribution or maintaining their accounts in the Plan. In-service withdrawal of vested balances may be elected by participants who have reached 59 ½ years of age. The Plan also permits withdrawals of active participants’ elective contributions and rollovers only in amounts necessary to satisfy financial hardship as defined by the Plan agreement.

Forfeitures

Forfeited nonvested accounts may be used to pay reasonable administrative expenses of the Plan or to reduce future Company matching contributions. During 2019 and 2018, forfeited nonvested accounts of $151,170 and $129,612, respectively, were used to pay administrative expenses. Forfeited nonvested accounts of $450,000 were used to offset Company contributions in both years. At December 31, 2019 and 2018, forfeited nonvested accounts totaled $145,617 and $197,049, respectively. These accounts will be used to pay future administrative expenses or reduce future employer contributions.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Administrative Expenses

The Plan’s administrative expenses are paid either by the Plan or the Company, as provided by the Plan document. Certain administrative expenses, including an allocation of salaries, accounting, and legal fees, are paid by the Company and qualify as party-in-interest transactions which are exempt from prohibited transaction rules. Expenses that are paid directly by the Company are excluded from these financial statements. Fees for trustee and custodial services are paid by the Plan. An administrative fee is charged to those participants electing to receive a distribution. There are also administrative service fees charged to the individual participant’s account at the time a note receivable is issued and quarterly thereafter.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisor. See Note 3 for discussion of fair value measurements.

Purchases and sales are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in aggregate fair value includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in the aggregate fair value of such investments.

Notes Receivable from Participants

Loans from participants are measured at their principal balance plus any accrued interest. Delinquent loans from participants are reclassified as distributions based upon the terms of the Plan agreement. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Interest income from loans from participants is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Contributions

Participant contributions are recorded when withheld from compensation. Employer contributions are recorded in the period in which they become the obligations of the Company.

Benefits Paid to Participants

Benefit payments to participants are recorded when paid.

Recently Issued Accounting Standards

In February 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-06, “Employee Benefit Plan Master Trust Reporting.” ASU 2017-06 is effective on a retrospective basis for fiscal years beginning after December 15, 2018 and was effective for the Plan in 2019. The amendments require that all plans disclose the dollar amount of their interest in each of the general types of investments held by a Master Trust. The amendments also require all plans to disclose: (a) their master trust’s other (non-investment) asset and liability balances; and (b) the dollar amount of the plan’s interest in each of those balances. The adoption of this standard did not impact the Plan’s financial statements, but required enhanced disclosures (Note 2).

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820), Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The standard is effective for fiscal years beginning after December 15, 2019. The amendments modify the disclosure requirements on fair value measurements in FASB Accounting Standards Codification 820. Management continues to evaluate the impact of the adoption of ASU 2018-13 and anticipates that its potential effect on the Plan’s financial statement disclosures will be immaterial.

2.	INVESTMENTS

The Plan’s investments consist of an interest in the Master Trust, a trust established by the Plan Sponsor and administered by Fidelity Investments Institutional Services Company, Inc. (“Fidelity”). The Master Trust permits commingling of the trust assets of the Plan and the SpartanNash Company Savings Plus Plan for Union Associates for investment and administrative purposes. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among both plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Fidelity maintains supporting records for the purpose of allocating investments at fair value and the net gain or loss of the investment accounts to the participating plans. The following is a summary of information regarding the trust that was prepared from information supplied by the trustee and furnished to the Plan administrator for each plan in the Master Trust.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

The investment income (loss) for the Master Trust (including investments bought, sold, as well as held during the year) is as follows for the years ended December 31:

	2019	2018

Total net appreciation (depreciation) in fair value of investments	$92,906,727	$(40,209,526)
Total dividends and interest	14,574,655	14,149,914
Total investment income (loss)	$107,481,382	$(26,059,612)

The assets of the Master Trust are summarized as follows at December 31:

	2019		2018
	Master Trust Balances	Plan’s Interest in Master Trust Balances	Master Trust Balances	Plan’s Interest in Master Trust Balances
Investments at fair value:
Mutual funds	$292,356,467	$267,271,753	$248,088,000	$226,916,840
Common Collective Trusts	230,550,655	220,108,879	187,112,824	178,570,378
Stable Value Common Collective Trust	49,733,388	47,704,488	50,410,610	48,024,606
Self-directed brokerage accounts	1,154,554	1,153,448	802,250	802,250
Common stock	1,826,667	1,585,261	2,451,586	2,156,302

Total investments	575,621,731	537,823,829	488,865,270	456,470,376
Notes receivable
from participants	8,083,995	7,412,259	7,576,930	6,844,376

Total	$583,705,726	$545,236,088	$496,442,200	$463,314,752

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

•	inputs other than quoted prices that are observable for the asset or liability; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018:

Mutual funds:  Shares held in mutual funds are valued at active market prices that represent the fair value of shares held by the Plan at year end and are classified as Level 1. The fair value is based on the value of the underlying assets owned by the fund, minus its liabilities, then divided by the number of shares outstanding. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission (“SEC”). These funds are required to publish their daily value per share and to transact at that price. The mutual funds held by the Plan are therefore deemed to be actively traded.

Common collective investment trusts:  Valued at the Net Asset Value (“NAV”) of units of a bank collective trust. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The fund provides for daily redemptions by the Plan at reported NAV with no advance requirements or unfunded commitments.

Stable value common collective trust:  The fair value of investments held in the Vanguard Retirement Savings Trust II, a stable value common collective trust, as of December 31, 2019 and 2018 is based on the NAV as reported by the issuer of the collective trust fund as of or close to the financial statement date. The NAV is used as a practical expedient to estimate fair value and, as a result, is not assigned a level in the fair value hierarchy. The fund invests primarily in synthetic investment contracts backed by high-credit-quality fixed-income investments issued by insurance companies and banks structured to provide current and stable income and are designed to allow the fund to maintain a constant net asset value. The fund provides for daily redemptions by the Plan at reported net asset value, with no advance notice requirements or unfunded commitments.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

Self-directed brokerage accounts: These accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified as Level 1.

Common stock:  SpartanNash Company common stock is valued at the closing price reported in the active market in which the individual securities are traded and is classified as Level 1.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31:

	2019
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$292,356,467	$292,356,467	$-	$-	$-
Common Collective Trusts	230,550,655	-	-	-	230,550,655
Stable Value Common
Collective Trust	49,733,388	-	-	-	49,733,388
Self-directed brokerage accounts	1,154,554	1,154,554	-	-	-
Common stock	1,826,667	1,826,667	-	-	-

Total investments	$575,621,731	$295,337,688	$-	$-	$280,284,043

	2018
	Total	Level 1	Level 2	Level 3	NAV (1)
Mutual funds	$248,088,000	$248,088,000	$-	$-	$-
Common Collective Trusts	187,112,824	-			187,112,824
Stable Value Common
Collective Trust	50,410,610	-	-	-	50,410,610
Self-directed brokerage
accounts	802,250	802,250	-	-	-
Common stock	2,451,586	2,451,586	-	-	-

Total investments	$488,865,270	$251,341,836	$-	$-	$237,523,434

(1)	Assets are measured at the NAV (or its equivalent) on a non-active market and therefore have not been classified in the fair value hierarchy.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers of assets between levels for the years ended December 31, 2019 and 2018.

4.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Substantially all professional fees for the administration and audit of the Plan are paid by the Company. Other professional fees related to the trustee and custodial services for the Plan’s assets were paid by the Plan to Fidelity. The fees paid by the Plan for these services, net of forfeitures, amounted to $765,879 and $803,254 for 2019 and 2018, respectively.

Certain investments held by the Plan are managed by Fidelity, the custodian and record-keeper of the Plan. Such investments fall within the investment guidelines of the Plan and are considered related party transactions. The participating plans in the Master Trust together held $126,077,655 and $94,884,264 in such investments as of December 31, 2019 and 2018, respectively.

The Plan’s investment in SpartanNash Company common stock represents a party-in-interest transaction. The participating plans in the Master Trust together held 128,277 and 142,700 shares of SpartanNash Company common stock as of December 31, 2019 and 2018, respectively, representing approximately 0.35% and 0.40%, respectively, of the Company’s outstanding shares as of each of those dates.

Cash dividends of $96,963 and $108,486 were paid to the Master Trust by the Company during 2019 and 2018, respectively, based on shares held by the Master Trust on the dates of declaration. This dividend income is included as dividend income in the statements of changes in net assets available for benefits.

5.	INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated March 31, 2017, that the Plan and the related Master Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan may be subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2016.

SpartanNash Company Savings Plus Plan

Notes to Financial Statements

6.	PLAN TERMINATION

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan would be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	TRANSFERS OF ASSETS TO OR FROM THE PLAN

Assets totaling $7,850 and $5,530 were transferred from the Plan to the SpartanNash Company Savings Plus Plan for Union Associates in the normal course of Plan activities during 2019 and 2018, respectively, in connection with a change in employment status of certain SpartanNash Company associates.

* * * * *

SUPPLEMENTARY INFORMATION

SpartanNash Company Savings Plus Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2019

PLAN #002

EMPLOYER IDENTIFICATION NO. 38-0593940

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	SpartanNash Company Savings Plus Master Trust	Plan share of Master Trust	$537,823,829

*	Notes receivable from participants	Maturity 1-10 years, with interest rates ranging between 4.25% and 10.25%; collateralized by participant account balances	7,412,259

	Total		$545,236,088

(a)An asterisk in this column identifies a person or party known to be a party-in-interest.